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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 14D-1

                             (Final Amendment)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------

                       ILLINOIS CENTRAL CORPORATION

                      (Exact name of Subject Company)

                         CANADIAN NATIONAL RAILWAY
                                  COMPANY
                        BLACKHAWK MERGER SUB, INC.

                                 (Bidders)

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                       Common Stock, $.001 Par Value
                      (Title of Class of Securities)

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                                 896215100
                   (CUSIP Number of Class of Securities)

                               ------------

                         Jean Pierre Ouellet, Esq.
                         Canadian National Railway
                                  Company
                      935 de La Gauchetiere St. West
                         Montreal, Quebec, Canada
                                  H3B 2M9
                              (514) 399-6569
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               ------------

                              With Copies to:

    Winthrop B. Conrad, Jr., Esq.             John G. Finley, Esq.
       David W. Ferguson, Esq.                Allan Schwartz, Esq.
        Davis Polk & Wardwell              Simpson, Thacher & Bartlett
         450 Lexington Avenue                 425 Lexington Avenue
       New York, New York 10017             New York, New York 10017
            (212) 450-4000                       (212) 455-2000



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               This Final Amendment (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on February 13, 1998 (the "Schedule 14D-1") by Canadian National Railway Company, a Canadian corporation ("Parent"), and Blackhawk Merger Sub Inc. ("Purchaser"), a
Delaware corporation and an indirect wholly owned subsidiary of Parent, as amended by Amendment No. 1 dated March 2, 1998, Amendment No. 2 dated March 6, 1998 and Amendment No. 3 dated March 12, 1998 relating to the offer by Purchaser to purchase 46,051,761 of the issued and outstanding shares of Common Stock, $0.001 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of Illinois Central Corporation, a Delaware corporation (the "Company"), at a price of $39.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February
13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

               The item of the Schedule 14D-1 set forth below is hereby amended as follows:

Item 6. Interest in Securities of the Subject Company

               Item 6 is hereby supplemented and amended to incorporate by reference the information set forth in the Press release issued by Parent on March 16, 1998, attached hereto as Exhibit (a)(11).


Item 11.   Material to be Filed as Exhibits.

      Item 11 is hereby supplemented and amended by adding the following exhibit:

      (a)(11) Text of Press Release issued by Parent on March 16, 1998.



                                 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

March 16, 1998                     CANADIAN NATIONAL RAILWAY COMPANY


                                   By: /s/ Jean Pierre Ouellet
                                       ------------------------------------
                                   Name:  Jean Pierre Ouellet
                                   Title: Chief Legal Officer and Corporate
                                          Secretary


                                   BLACKHAWK MERGER SUB, INC.


                                   By: /s/ Jean Pierre Ouellet
                                       ------------------------------------
                                   Name:  Jean Pierre Ouellet
                                   Title: President and Treasurer



                               EXHIBIT INDEX

 Exhibit No.
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   (a)(11)        Text of Press Release issued by Parent on March 16, 1998.